                                                              October 24, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:  Max A. Webb

Re:    Turquoise Funding 1 Limited
       Registration Statement on Form S-3 (the "Registration Statement") -
       File No. 333-136826, 01 and 02

Dear Mr. Webb:

Thank you for your letter dated October 16, 2006 setting forth the comments of the staff of the Securities and Exchange Commission to Pre-Effective Amendment
No. 1 to Form S-3 filed on October 2, 2006 in respect of notes to be offered from time to time by Turquoise Card Backed Securities PLC, a public limited liability company incorporated in England and Wales.

The responses to the staff's comments are set forth below. For convenience, we have re-typed in italics the staff's comment preceding each response.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

BASE PROSPECTUS
---------------

Transaction Overview, 1
-----------------------

Structural Diagram of the Securitisation Programme, page 1
----------------------------------------------------------

1.   We note your response to prior comment 10 of our letter dated September 18,
     2006.  Please  also revise your diagram to identify Turquoise Funding 1
     Limited and Turquoise Funding 2 Limited. Furthermore, please revise to identify the "loan note issuing entity."

The changes requested by the staff have been made at page 1 of the base prospectus.

Receivables Master Trust, page 1
--------------------------------

General
-------

2.   We note your response to prior comment 9, and could not locate in the summary disclosure of when pool assets can be removed or substituted.
     Please advise or revise.

The disclosure requested by the staff has been added to page 2 of the base prospectus.

Final Redemption, page 12
-------------------------

3.   We note your response to prior comment 14 and reissue. You disclose on page
     13, that if all amounts available to the issuing entity on the Final
     Redemption Date are insufficient, or if proceeds after enforcement of the security are insufficient, then note holders may become bound by the terms of the post enforcement call option.

     It is unclear to us whether the option may be exercised if note holders are due amounts outstanding on their notes. Please clarify. Also, you state in your response that the "call option will have no impact on security holders as it can only be exercised after all possible payments on the relevant securities have been made." Please clarify for us what you mean by
     "possible payments." Do you mean payments due to security holders in full?
     If otherwise, please explain. Please revise your disclosure to clarify the impact of the call options on investors here or on page 14 under "Post
     Enforcement Call Option."

The disclosure requested by the staff has been added to page 14 of the base prospectus.

APPENDIX B, FORM OF PROSPECTUS SUPPLEMENT/FINAL TERMS, PAGE 192
---------------------------------------------------------------

Plan of Distribution, page 216
------------------------------

4.   We note your response to prior  comment 32.  Please revise your  disclosure here to clarify that fees and  commissions  arising from  issuance  will be paid from drawing on the Series Expense Loan.

We want to call your attention to the additional disclosure regarding the HFC
Portfolio that will be included in each Prospectus Supplement/Final Terms, as indicated by the new language at page 217 of the prospectus.  While accounts in the HFC Portfolio are not currently part of the pool assets, they are eligible accounts and may be transmitted to the Securitized Portfolio in the future.
In view of the somewhat different characteristics of the receivables in the HFC
Portfolio, the registrants believe that the inclusion of this information in the
Prospectus Supplement/Final Terms used to offer Notes enhances the quality of the disclosure made available to prospective investors.  Obviously, if at the time of the addition of the HFC Portfolio the filing event contemplated in Item 6.05 of
Form 8-K occurs, any additional information required will be filed as provided
thereinThe disclosure, which now appears on page 218, has been revised per the instruction of the staff. Similar disclosure appears on page 43 of the base prospectus.

                                    * * * * *

     Please feel free to contact Lewis Cohen at (212) 878-3144 or Jennifer
Lee at (212) 878-3198 with any questions or comments you may have regarding this matter.

                                              Regards,

                                              Lewis Rinaudo Cohen

cc:  Rolaine Bancroft
     Securities and Exchange Commission

     It is unclear to us whether the option may be exercised if note holders are due amounts outstanding on their notes. Please clarify. Also, you state in your response that the "call option will have no impact on security holders as it can only be exercised after all possible payments on the relevant securities have been made." Please clarify for us what you mean by
     "possible payments." Do you mean payments due to security holders in full?
     If otherwise, please explain. Please revise your disclosure to clarify the impact of the call options on investors here or on page 14 under "Post
     Enforcement Call Option."

The disclosure requested by the staff has been added to page 14 of the base prospectus.

APPENDIX B, FORM OF PROSPECTUS SUPPLEMENT/FINAL TERMS, PAGE 192
---------------------------------------------------------------

Plan of Distribution, page 216
------------------------------

4.   We note your response to prior comment 32. Please revise your  disclosure here to clarify that fees and commissions arising from issuance will be paid from drawing on the Series Expense Loan.

The disclosure, which now appears on page 218, has been revised per the instruction of the staff. Similar disclosure appears on page 43 of the base prospectus.

We want to call your attention to the additional disclosure regarding the HFC
Portfolio that will be included in each Prospectus Supplement/Final Terms, as indicated by the new language at page 217 of the prospectus. While accounts in the HFC Portfolio are not currently part of the pool assets, they are eligible accounts and may be transferred to the Securitized Portfolio in the future.
In view of the somewhat different characteristics of the receivables in the HFC
Portfolio, the registrants believe that the inclusion of this information in the
Prospectus Supplement/Final Terms used to offer Notes enhances the quality of the disclosure made available to prospective investors. Obviously, if at the time of the addition of the HFC Portfolio the filing event contemplated in Item 6.05 of
Form 8-K occurs, any additional information required will be filed as provided therein.

                                    * * * * *

     Please feel free to contact Lewis Cohen at (212) 878-3144 or Jennifer
Lee at (212) 878-3198 with any questions or comments you may have regarding this matter.

                                              Regards,

                                              Lewis Rinaudo Cohen

cc:  Rolaine Bancroft
     Securities and Exchange Commission